04025180

APR 6

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1269518

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

~~001265918~~
(Registrant CIK Number)

Form 8-K for April 6, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
APR 09 2004
THOMSON
FINANCIAL

NY1 5530519v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 6, 2003.

CWMBS, INC.

By: ______________________
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS

COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION,

THIS COLLATERAL TERM SHEET

IS BEING FILED IN PAPER

Exhibit 99.1

COLLATERAL TERM SHEET
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-8CB
Mortgage Pass-Through Certificates, Series 2004-8CB

NY1 5530519v1

Countrywide Home Loans
Series 2004-8CB

Marketing Materials

$904,440,000 (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWALT, Inc.
Depositor

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March 29, 2004***

Countrywide Home Loans, Series 2004-8CB

$904,440,000 (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[1,3]	Principal Amount (Approx.)[1]	WAL (Yrs) Call/Maturity[2]	Pmt Window (Mths) Call/Maturity[2]	Tranche Type	Expected Ratings S&P/Moody's
A	$870,073,000	3.32/3.58	1-97/1-218	Floating Rate Senior	AAA/Aaa
M-1	$15,827,000	5.45/5.73	37-97/37-129	Floating Rate Mez	AA/Aa2
M-2	$12,209,000	5.35/5.40	37-97/37-109	Floating Rate Mez	A/A2
M-3	$6,331,000	4.31/4.31	37-77/37-77	Floating Rate Mez	BBB/Baa2
Total	**$904,440,000**				

(1) *The Class A, Class M-1, Class M-2 and Class M-3 Certificates are backed by cash flow from the underlying Mortgage Loans. The principal balance of each Class of Offered Certificates is subject to a 5% variance.*

(2) *The WAL and Payment Windows are shown to the Optional Termination Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Offered Certificates will accrue interest at a variable rate. The margin on the Class A Certificates will double and the margin on the Class M-1, Class M-2 and Class M-3 Certificates will be equal to 1.5x the original margin beginning on the Distribution Date following the Optional Termination Date.*

Depositor: CWALT, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: Moody's and S&P will rate the Certificates.

Statistical Cut-off Date: March 1, 2004.

Cut-off Date: April 1, 2004.

Expected Pricing Date: On or about March [31], 2004.

Closing Date: On or about April 30, 2004.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2004.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Certificates: The ***"Senior Certificates"*** will consist of the Class A Certificates. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the ***"Subordinate Certificates."*** The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***" The Offered Certificates are being offered publicly.

Accrued Interest: The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Offered Certificates will be the period beginning with the 25th day of the prior calendar month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month of such Distribution Date (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes.

ERISA Eligibility: The Offered Certificates are expected to be eligible for purchase by employee benefit plans and other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced on the following prepayment assumptions:

100% PPC - 5% - 25% CPR over 12 Months

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $724,429,971, which will consist of a pool of hybrid, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36, 60, 84 or 120 months after the date of origination of each mortgage loan ("***Hybrid ARM Loans***" or the "***Mortgage Loans***").

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $904,440,000, subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to a decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Available Distribution Amount: With respect to any Distribution Date, an amount equal to the sum of the following amounts, net of amounts reimbursable therefrom to the master servicer:

1) Scheduled payments on the Mortgage Loans, after deduction of the master servicing fees and premiums in respect of lender paid mortgage insurance together with any advances with respect to the Mortgage Loans;
2) Unscheduled payments, including mortgagor prepayments in part on the Mortgage Loans, insurance proceeds, liquidation proceeds and subsequent recoveries, and proceeds fromrepurchases of and substitutions for the Mortgage Loans occurring during the preceding calendar month, or with respect to prepayments in full, the period beginning with the 16th day of the prior calendar month (or, in the case of the first Distribution Date, the Cut-off Date) and ending on the 15th day of the month of such Distribution Date; and

Pass-Through Rate: The "***Pass-Through Rate***" for each Class of Offered Certificates will be equal to the lesser of (a) One Month LIBOR plus the related margin and (b) the Net WAC Cap Rate.

Net WAC Cap Rate: The "***Net WAC Cap Rate***" will be a rate equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans adjusted to reflect the related Interest Accrual Period.

Weighted Average Maximum Net

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Mortgage Rate:	The "***Weighted Average Maximum Net Mortgage Rate***" will be the weighted average of the Maximum Net Mortgage Rates of the Mortgage Loans adjusted to reflect the related Interest Accrual Period.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Net Mortgage Rate:

The "***Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the master servicing fee rate, (ii) the trustee fee rate and (iii) any lender paid mortgage insurance premiums, if any.

Maximum Net Mortgage Rate:

The "***Maximum Net Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan less the sum of (i) the master servicing fee rate, (ii) the trustee fee rate and (iii) any lender paid mortgage insurance premiums, if any.

Basis Risk Shortfall Carry-forward Amount:

If on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Cap Rate, the "***Basis Risk Shortfall Carry-forward Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate) over (b) the amount of interest accrued on such Class based on the Net WAC Cap Rate and (ii) the unpaid portion of any Basis Risk Shortfall Carry-forward Amount from the prior Distribution Date together with accrued interest on such unpaid portion at a rate equal to One Month LIBOR plus the related margin (but no greater than the Weighted Average Maximum Net Mortgage Rate). Any Basis Risk Shortfall Carry-forward Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available, first from funds received from the Yield Maintenance Agreement and then from any remaining Excess Cashflow as described under "Priority of Distributions".

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into a "***Yield Maintenance Agreement***" to make payments in respect of any Basis Risk Shortfall Carry-forward Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from May 2004 to [March 2011]. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [9.60]%. The Yield Maintenance Agreement will terminate after the Distribution Date in [March 2011] and is payable on a 30/360 basis.

Yield Maintenance Agreement Schedule

Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)
1	904,440,000.00	5.51591	29	507,263,548.35	4.59727	57	257,849,067.16	5.50145
2	898,339,907.97	4.59665	30	495,243,705.45	4.59727	58	251,685,848.65	5.50091
3	890,802,020.17	4.59672	31	483,508,663.20	4.59727	59	245,669,557.44	7.17962
4	881,833,582.69	4.59678	32	472,051,673.76	4.59727	60	239,748,970.94	8.72573
5	871,448,610.48	4.59684	33	460,866,149.16	4.59791	61	233,933,162.62	8.72513
6	859,667,994.73	4.59691	34	449,945,716.00	4.59791	62	228,257,228.62	8.72453
7	846,520,709.69	4.59698	35	439,284,033.52	4.81721	63	222,717,822.98	8.72393
8	832,041,460.13	4.59705	36	428,820,022.32	5.04888	64	217,311,679.52	8.72331
9	816,272,573.71	4.59712	37	418,549,216.55	5.04864	65	212,035,609.94	8.72270
10	799,266,532.86	4.59720	38	408,523,796.17	5.04839	66	206,886,501.92	8.72257
11	781,080,612.52	4.59728	39	398,737,909.77	5.04815	67	201,861,330.70	8.72195
12	762,572,955.57	4.59728	40	389,185,845.27	5.04790	68	196,957,116.70	8.72131
13	744,503,815.25	4.59728	41	379,862,026.59	5.04765	69	192,170,965.02	8.72330
14	726,862,801.84	4.59728	42	370,761,010.41	5.04740	70	187,500,124.67	8.72266
15	709,639,771.77	4.59728	43	361,877,483.07	5.04715	71	182,941,758.88	8.79494
16	692,824,821.79	4.59728	44	353,206,257.42	5.04690	72	178,494,934.04	8.79813
17	676,408,283.29	4.59728	45	344,742,269.84	5.04727	73	174,155,272.63	8.79746
18	660,380,716.73	4.59728	46	336,480,611.17	5.04701	74	169,920,120.03	8.79678
19	644,732,906.18	4.59728	47	328,416,420.68	5.26358	75	165,786,974.37	8.79609
20	629,455,854.12	4.59728	48	320,557,486.21	5.49249	76	161,753,393.41	8.79539
21	614,540,776.13	4.59728	49	312,898,853.97	5.49200	77	157,816,993.17	8.79469
22	599,979,095.97	4.59728	50	305,422,746.13	5.49150	78	153,975,446.54	8.79398
23	585,762,440.56	4.59728	51	298,124,820.23	5.49100	79	150,226,481.93	8.79327
24	571,882,635.20	4.59728	52	291,000,837.02	5.49049	80	146,567,881.92	8.79255
25	558,331,698.88	4.59728	53	284,046,657.98	5.48998	81	142,997,481.99	8.79182
26	545,101,839.67	4.59728	54	277,258,242.94	5.49227	82	139,513,169.28	8.79746
27	532,185,450.23	4.59727	55	270,631,786.83	5.49175	83	136,113,050.08	9.21196
28	519,575,103.50	4.59727	56	264,163,293.62	5.49275	84	0.00	0.00000

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the Available Distribution Amount remaining after making the distributions described in priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The ***"Overcollateralization Amount"*** is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to zero. To the extent the Overcollateralization Amount is below the Required Overcollateralization Amount, Excess Cashflow will be directed to increase the Overcollateralization Amount until the Required Overcollateralization Amount is reached as described under "Priority of Distributions".

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Required Overcollateralization Amount:

On or prior to the Distribution Date occurring in October, 2004 the "***Required Overcollateralization Amount***" is equal to zero. Beginning on the Distribution Date in November 2004, the Required Overcollateralization Amount is equal to [0.35]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Stepdown Date:

The earlier to occur of
- (i) the Distribution Date on which the certificate principal balance of the Senior Certificates has been reduced to zero and
- (ii) the later to occur of
  - (x) the Distribution Date occurring in May 2007 and
  - (y) the first Distribution Date on which the Senior Enhancement Percentage is equal to or greater than [8.30]%.

The Stepdown Date is subject to change and final Rating Agency approval.

Senior Enhancement Percentage:

The "***Senior Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Mezzanine Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentages:

Class	Initial Credit Enhancement Percentage	Expected Credit Enhancement Percentage On or After Stepdown Date
A	3.80%	8.30%
M-1	2.05%	4.80%
M-2	0.70%	2.10%
M-3	0.00%	0.70%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 3 month average 60+ delinquency percentage equals or exceeds [45.00]% of the current Senior Enhancement Percentage or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2007 – April 2008	[0.60%] with respect to May 2007, plus 1/12 of [0.30%]
May 2008 – April 2009	[0.90%] with respect to May 2008, plus 1/12 of [0.30%]
May 2009 – April 2010	[1.20%] with respect to May 2009 , plus 1/12 of [0.10%]
May 2010 and thereafter	[1.30%]

All Trigger Events are subject to change and final Rating Agency approval.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Realized Losses:

Any "***Realized Losses***" on the Mortgage Loans will be allocated as follows: ***first***, to Excess Cashflow, ***second***, to reduce the Overcollateralization Amount to zero, ***third***, to the Class M-3, Class M-2 and Class M-1 Certificates in that order, in each case until the respective certificate principal balance of such Class has been reduced to zero; thereafter, to the Senior Certificates until the certificate principal balance has been reduced to zero.

Priority of Distributions:

The Available Distribution Amount will be distributed as follows:

1) Accrued certificate interest plus any previously unpaid interest, first, to the Senior Certificates, second to the Class M-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-3 Certificates.

2) Principal to the Offered Certificates as follows: in each case as described under "Principal Paydown", first monthly principal to the Class A Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates and fourth, monthly principal to the Class M-3 Certificates.

3) Excess Cashflow as follows, in the following order and priority:

   i) To pay the holders of the Offered Certificates, any Realized Loss incurred on the Mortgage Loans for the preceding calendar month in the order of priority described under 2) above;

   ii) As principal to the Offered Certificates in order to increase the Overcollateralization Amount, until the Required Overcollateralization Amount is reached, if necessary, in the order of priority described under 2) above;

   iii) To pay the holders of the Offered Certificates, pro rata, based on accrued interest otherwise due thereon, any interest shortfalls allocated thereto from prior Distribution Dates together with interest thereon;

   iv) The principal portion of any Realized Loss allocated to such Class of Offered Certificates on prior Distribution Dates and not previously reimbursed, first, to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order;

   v) After taking into account any distributions made from the Yield Maintenance Agreement, as described under "Yield Maintenance Agreement Distribution", to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.

   vi) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the infomation contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement Distribution: Any proceeds from the Yield Maintenance Agreement will be distributed as follows:

1) To pay any related Basis Risk Shortfall Carry-forward Amount with respect to the Offered Certificates, *pro rata*, based on aggregate certificate principal balance;
2) Any remaining proceeds from the Yield Maintenance Agreement to pay any Basis Risk Shortfall Carry-forward Amount, first to the Senior Certificates, then to the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, in that order.
3) Any remaining proceeds from the Yield Maintenance Agreement to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown: Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates and third, to the Class M-3 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, such that the Senior Certificates will have at least [8.30]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [4.80]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [2.10]% credit enhancement and fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [0.70]% credit enhancement (subject, in each case, to the Required Overcollateralization Amount as described in the prospectus supplement).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Effective Available Funds Cap

Period	Effective Available Funds Cap (1)	Period	Effective Available Funds Cap (1)	Period	Effective Available Funds Cap (1)
1	5.52%	34	9.60%	67	9.60%
2	9.60%	35	9.60%	68	9.60%
3	9.60%	36	9.60%	69	9.60%
4	9.60%	37	9.60%	70	9.60%
5	9.60%	38	9.60%	71	9.60%
6	9.60%	39	9.60%	72	9.60%
7	9.60%	40	9.60%	73	9.60%
8	9.60%	41	9.60%	74	9.60%
9	9.60%	42	9.60%	75	9.60%
10	9.60%	43	9.60%	76	9.60%
11	9.60%	44	9.60%	77	9.60%
12	9.60%	45	9.60%	78	9.60%
13	9.60%	46	9.60%	79	9.60%
14	9.60%	47	9.60%	80	9.60%
15	9.60%	48	9.60%	81	9.60%
16	9.60%	49	9.60%	82	9.60%
17	9.60%	50	9.60%	83	9.60%
18	9.60%	51	9.60%	84	9.62%
19	9.60%	52	9.60%	85	9.62%
20	9.60%	53	9.60%	86	9.62%
21	9.60%	54	9.60%	87	9.62%
22	9.60%	55	9.60%	88	9.62%
23	9.60%	56	9.60%	89	9.62%
24	9.60%	57	9.60%	90	9.62%
25	9.60%	58	9.60%	91	9.62%
26	9.60%	59	9.60%	92	9.62%
27	9.60%	60	9.60%	93	9.62%
28	9.60%	61	9.60%	94	9.62%
29	9.60%	62	9.60%	95	9.62%
30	9.60%	63	9.60%	96	9.62%
31	9.60%	64	9.60%	97	9.62%
32	9.60%	65	9.60%	98	9.62%
33	9.60%	66	9.60%	99	9.62%

(1) The Effective Net WAC Cap Rate is calculated assuming One Month LIBOR and One Year LIBOR are 20.00% and is run at the Pricing Prepayment Speed to the Optional Termination Date (on a 30/360 basis). Includes proceeds from the Yield Maintenance Agreement as applicable. The Offered Certificates are not entitled to receive amounts accrued at a rate higher than the Weighted Average Maximum Net Mortgage Rate.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class A Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	6.24	4.37	3.32	2.18	1.58
MDUR (yr)@ 100-00	5.83	4.15	3.19	2.12	1.55
Principal Window Begin	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Principal Window End	04/25/2019	12/25/2014	05/25/2012	07/25/2009	01/25/2008

Class A Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	6.65	4.71	3.58	2.36	1.70
MDUR (yr)@ 100-00	6.15	4.44	3.42	2.28	1.66
Principal Window Begin	05/25/2004	05/25/2004	05/25/2004	05/25/2004	05/25/2004
Principal Window End	12/25/2031	03/25/2027	06/25/2022	03/25/2016	09/25/2012

Class M-1 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.26	7.20	5.45	3.86	3.37
MDUR (yr)@ 100-00	9.30	6.70	5.15	3.71	3.26
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	06/25/2007
Principal Window End	04/25/2019	12/25/2014	05/25/2012	07/25/2009	01/25/2008

Class M-1 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.72	7.56	5.73	4.05	3.50
MDUR (yr)@ 100-00	9.65	6.99	5.39	3.88	3.37
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	06/25/2007
Principal Window End	08/25/2023	05/25/2018	01/25/2015	04/25/2011	03/25/2009

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-2 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.10	7.08	5.35	3.77	3.24
MDUR (yr)@ 100-00	8.88	6.44	4.97	3.57	3.09
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	05/25/2007
Principal Window End	04/25/2019	12/25/2014	05/25/2012	07/25/2009	01/25/2008

Class M-2 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	10.17	7.13	5.40	3.80	3.26
MDUR (yr)@ 100-00	8.94	6.49	5.01	3.60	3.11
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	05/25/2007
Principal Window End	12/25/2020	03/25/2016	05/25/2013	03/25/2010	06/25/2008

Class M-3 Certificates to Optional Termination Date

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	8.21	5.70	4.31	3.24	3.07
MDUR (yr)@ 100-00	7.15	5.16	3.98	3.05	2.90
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	05/25/2007
Principal Window End	05/25/2016	10/25/2012	09/25/2010	06/25/2008	05/25/2007

Class M-3 Certificates to Maturity

Prepayment Speed	50 PPC	75 PPC	100 PPC	150 PPC	200 PPC
WAL (yr)	8.21	5.70	4.31	3.24	3.07
MDUR (yr)@ 100-00	7.15	5.16	3.98	3.05	2.90
Principal Window Begin	09/25/2009	12/25/2007	05/25/2007	05/25/2007	05/25/2007
Principal Window End	05/25/2016	10/25/2012	09/25/2010	06/25/2008	05/25/2007

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Countrywide Home Loans
Series 2004-8CB
Hybrid ARM Mortgage Loans
Preliminary Collateral Information
As of March 1, 2004

TOTAL CURRENT BALANCE:	$724,429,971		
TOTAL ORIGINAL BALANCE:	$724,577,498		
NUMBER OF LOANS:	3,514		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$206,155.37	$39,800.00	$616,500.00
AVG ORIGINAL AMOUNT:	$206,197.35	$39,800.00	$616,500.00
WAVG GROSS COUPON:	5.028 %	2.875 %	7.375 %
WAVG GROSS MARGIN:	2.297 %	2.250 %	7.250 %
WAVG MAX INT RATE:	10.280 %	8.500 %	15.000 %
WAVG PERIODIC RATE CAP:	2.000 %	2.000 %	2.000 %
WAVG FIRST RATE CAP:	4.256 %	2.000 %	6.000 %
WAVG ORIGINAL LTV:	78.25 %	15.63 %	96.88 %
WAVG FICO SCORE:	716	0	842
WAVG ORIGINAL TERM:	360 months	360 months	360 months
WAVG REMAINING TERM:	359 months	338 months	360 months
WAVG SEASONING:	1 months	0 months	22 months
WAVG NEXT RATE RESET:	60 months	31 months	120 months
WAVG RATE ADJ FREQ:	12 months	12 months	12 months
WAVG FIRST RATE ADJ FREQ:	61 months	36 months	120 months
TOP STATE CONC ($):	38.69 % California, 9.55 % Florida, 7.67 % Nevada		
TOP INTEREST ONLY CONC ($):	99.50 % Interest Only, 0.50 % Fully Amortizing		
MAXIMUM ZIP CODE CONC ($):	0.69 % 22302		
RATE CHG DATE:		Jul 01, 2005	Apr 01, 2014
MATURE DATE:		May 01, 2032	Apr 01, 2034

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 YR LIBOR IO	1,967	406,687,418.43	56.14
3/1 YR LIBOR IO	836	171,318,314.00	23.65
7/1 YR LIBOR IO	540	109,228,141.54	15.08
10/1 YR LIBOR IO	153	33,602,310.04	4.64
5/1 YR LIBOR	11	2,216,931.01	0.31
7/1 YR LIBOR	5	1,066,067.26	0.15
3/1 YR LIBOR	2	310,788.86	0.04
Total	3,514	724,429,971.14	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 YR LIBOR	3,514	724,429,971.14	100.00
Total	3,514	724,429,971.14	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
39,800 - 50,000	11	494,640.00	0.07
50,001 - 100,000	248	20,466,885.39	2.83
100,001 - 150,000	708	90,424,935.50	12.48
150,001 - 200,000	784	138,160,680.94	19.07
200,001 - 250,000	665	149,889,071.27	20.69
250,001 - 300,000	672	184,759,451.03	25.50
300,001 - 350,000	383	122,231,208.01	16.87
350,001 - 400,000	25	9,508,929.00	1.31
400,001 - 450,000	8	3,385,585.00	0.47
450,001 - 500,000	7	3,325,050.00	0.46
550,001 - 600,000	1	560,000.00	0.08
600,001 - 616,500	2	1,223,535.00	0.17
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
39,800 - 50,000	11	494,640.00	0.07
50,001 - 100,000	248	20,466,885.39	2.83
100,001 - 150,000	707	90,305,345.50	12.47
150,001 - 200,000	784	138,160,680.94	19.07
200,001 - 250,000	666	150,008,661.27	20.71
250,001 - 300,000	672	184,759,451.03	25.50
300,001 - 350,000	383	122,231,208.01	16.87
350,001 - 400,000	25	9,508,929.00	1.31
400,001 - 450,000	8	3,385,585.00	0.47
450,001 - 500,000	7	3,325,050.00	0.46
550,001 - 600,000	1	560,000.00	0.08
600,001 - 616,500	2	1,223,535.00	0.17
Total	3,514	724,429,971.14	100.00

GROSS COUPON (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.87500 - 3.00000	5	978,999.00	0.14
3.00001 - 3.25000	10	2,174,147.00	0.30
3.25001 - 3.50000	37	7,381,509.00	1.02
3.50001 - 3.75000	91	19,887,439.88	2.75
3.75001 - 4.00000	156	32,719,657.67	4.52
4.00001 - 4.25000	183	36,366,427.68	5.02
4.25001 - 4.50000	269	56,799,888.02	7.84
4.50001 - 4.75000	391	80,355,902.02	11.09
4.75001 - 5.00000	712	147,490,704.20	20.36
5.00001 - 5.25000	536	111,739,110.55	15.42
5.25001 - 5.50000	434	89,479,540.63	12.35
5.50001 - 5.75000	304	62,842,502.68	8.67
5.75001 - 6.00000	203	41,180,157.81	5.68
6.00001 - 6.25000	69	13,365,609.00	1.84
6.25001 - 6.50000	66	11,772,888.00	1.63
6.50001 - 6.75000	26	5,408,554.00	0.75
6.75001 - 7.00000	18	3,813,834.00	0.53
7.00001 - 7.25000	3	523,200.00	0.07
7.25001 - 7.37500	1	149,900.00	0.02
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	3,280	679,569,882.56	93.81
2.251 - 2.500	1	156,759.00	0.02
2.501 - 2.750	103	20,596,508.00	2.84
2.751 - 3.000	25	4,946,340.00	0.68
3.001 - 3.250	60	11,146,314.38	1.54
3.251 - 3.500	33	5,744,900.00	0.79
3.501 - 3.750	6	1,014,000.00	0.14
3.751 - 4.000	5	995,173.20	0.14
7.001 - 7.250	1	260,094.00	0.04
Total	3,514	724,429,971.14	100.00

MAX INT RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.500 - 8.500	4	709,512.00	0.10
8.501 - 8.750	2	299,223.00	0.04
8.751 - 9.000	17	2,787,214.00	0.38
9.001 - 9.250	50	9,820,766.50	1.36
9.251 - 9.500	172	35,184,834.02	4.86
9.501 - 9.750	394	82,130,307.88	11.34
9.751 - 10.000	780	163,819,730.02	22.61
10.001 - 10.250	635	131,288,902.50	18.12
10.251 - 10.500	534	111,717,184.43	15.42
10.501 - 10.750	364	75,732,812.62	10.45
10.751 - 11.000	250	50,657,225.02	6.99
11.001 - 11.250	102	20,616,310.23	2.85
11.251 - 11.500	80	15,399,035.20	2.13
11.501 - 11.750	46	9,222,216.04	1.27
11.751 - 12.000	39	7,100,079.68	0.98
12.001 - 12.250	12	2,107,575.00	0.29
12.251 - 12.500	16	2,410,850.00	0.33
12.501 - 12.750	6	1,063,169.00	0.15
12.751 - 13.000	9	1,999,424.00	0.28
13.001 - 13.250	1	116,100.00	0.02
14.751 - 15.000	1	247,500.00	0.03
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	3,514	724,429,971.14	100.00
Total	3,514	724,429,971.14	100.00

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	876	179,873,062.15	24.83
5.000	2,636	544,142,301.99	75.11
6.000	2	414,607.00	0.06
Total	3,514	724,429,971.14	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	3,514	724,429,971.14	100.00
Total	3,514	724,429,971.14	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
338 - 348	1	94,163.03	0.01
349 - 360	3,513	724,335,808.11	99.99
Total	3,514	724,429,971.14	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,985	408,317,758.74	56.36
1 - 12	1,528	316,018,049.37	43.62
13 - 22	1	94,163.03	0.01
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
31	2	403,116.18	0.06
32	1	284,050.00	0.04
33	8	1,739,987.89	0.24
34	33	6,792,683.56	0.94
35	303	64,641,203.01	8.92
36	491	97,768,062.22	13.50
38	1	94,163.03	0.01
51	1	166,500.00	0.02
52	2	478,759.00	0.07
53	3	604,204.73	0.08
54	3	721,357.38	0.10
55	2	424,797.30	0.06
56	2	478,094.00	0.07
57	7	1,447,232.00	0.20
58	92	19,032,314.61	2.63
59	787	161,865,815.03	22.34
60	1,078	223,591,112.36	30.86
79	1	278,524.26	0.04
81	1	132,000.00	0.02
82	18	3,924,684.93	0.54
83	203	40,528,545.45	5.59
84	322	65,430,454.16	9.03
117	1	221,000.00	0.03
118	4	861,350.00	0.12
119	54	10,991,830.04	1.52
120	94	21,528,130.00	2.97
Total	3,514	724,429,971.14	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
36	838	171,629,102.86	23.69
60	1,978	408,904,349.44	56.44
84	545	110,294,208.80	15.22
120	153	33,602,310.04	4.64
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.63 - 20.00	3	462,500.00	0.06
20.01 - 25.00	6	842,100.00	0.12
25.01 - 30.00	14	2,005,103.71	0.28
30.01 - 35.00	11	2,094,500.00	0.29
35.01 - 40.00	14	2,388,078.00	0.33
40.01 - 45.00	26	5,755,343.48	0.79
45.01 - 50.00	28	6,330,613.00	0.87
50.01 - 55.00	33	6,260,152.00	0.86
55.01 - 60.00	60	12,593,816.03	1.74
60.01 - 65.00	87	18,535,290.19	2.56
65.01 - 70.00	172	38,552,089.04	5.32
70.01 - 75.00	295	61,697,498.95	8.52
75.01 - 80.00	2,244	466,998,041.44	64.46
80.01 - 85.00	28	5,838,619.50	0.81
85.01 - 90.00	240	44,698,833.53	6.17
90.01 - 95.00	252	49,195,635.59	6.79
95.01 - 96.88	1	181,756.68	0.03
Total	3,514	724,429,971.14	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1	197,955.00	0.03
561 - 580	1	228,000.00	0.03
581 - 600	1	296,000.00	0.04
601 - 620	9	2,097,795.00	0.29
621 - 640	124	25,573,474.70	3.53
641 - 660	215	44,921,624.49	6.20
661 - 680	348	75,664,478.11	10.44
681 - 700	487	101,025,307.47	13.95
701 - 720	709	146,919,862.41	20.28
721 - 740	585	121,374,901.81	16.75
741 - 760	445	88,249,657.17	12.18
761 - 780	343	69,470,544.72	9.59
781 - 800	194	39,719,593.26	5.48
801 - 820	43	7,381,157.00	1.02
821 - 840	8	1,150,420.00	0.16
841 - 842	1	159,200.00	0.02
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Preferred	1,062	223,740,246.34	30.89
Full Documentation	970	192,759,595.28	26.61
Reduced Documentation	891	192,637,945.03	26.59
Alternative Documentation	516	101,071,722.08	13.95
No Income / No Asset	73	13,827,430.23	1.91
Streamline Documentation	2	393,032.18	0.05
Total	3,514	724,429,971.14	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	3,496	720,836,184.01	99.50
Fully Amortizing	18	3,593,787.13	0.50
Total	3,514	724,429,971.14	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,872	599,740,321.49	82.79
Second Home	363	72,513,738.65	10.01
Investor	279	52,175,911.00	7.20
Total	3,514	724,429,971.14	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,698	342,599,729.84	47.29
PUD	954	198,622,574.68	27.42
Condominium	764	154,903,605.62	21.38
Two-Four Family	98	28,304,061.00	3.91
Total	3,514	724,429,971.14	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,528	523,331,552.95	72.24
Rate/Term Refinance	589	116,519,137.57	16.08
Cash Out Refinance	397	84,579,280.62	11.68
Total	3,514	724,429,971.14	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	23	3,064,230.00	0.42
Alaska	2	341,600.00	0.05
Arizona	117	19,864,304.28	2.74
Arkansas	1	175,000.00	0.02
California	1,115	280,254,603.14	38.69
Colorado	227	43,028,079.98	5.94
Connecticut	11	2,026,570.00	0.28
Delaware	3	666,334.00	0.09
District of Columbia	5	875,800.00	0.12
Florida	394	69,218,325.20	9.55
Georgia	184	31,297,452.48	4.32
Hawaii	26	8,455,394.00	1.17
Idaho	13	2,235,766.00	0.31
Illinois	66	14,023,741.70	1.94
Indiana	12	1,599,370.00	0.22
Iowa	5	774,072.00	0.11
Kansas	10	1,913,182.00	0.26
Kentucky	24	3,647,436.00	0.50
Louisiana	14	2,163,103.00	0.30
Maine	1	110,000.00	0.02
Maryland	36	8,189,390.89	1.13
Massachusetts	55	12,914,148.07	1.78
Michigan	68	11,837,790.19	1.63
Minnesota	48	8,594,064.00	1.19
Mississippi	5	630,390.00	0.09
Missouri	17	2,182,890.00	0.30
Montana	3	351,434.38	0.05
Nebraska	1	75,500.00	0.01
Nevada	273	55,536,019.23	7.67
New Hampshire	7	1,605,365.00	0.22
New Jersey	35	8,164,588.00	1.13
New Mexico	7	1,283,360.00	0.18
New York	21	4,609,000.00	0.64
North Carolina	74	11,831,477.88	1.63
Ohio	75	10,495,281.83	1.45
Oklahoma	11	1,322,405.00	0.18
Oregon	61	10,457,641.00	1.44
Pennsylvania	13	1,903,155.00	0.26
Rhode Island	7	1,442,345.00	0.20
South Carolina	49	7,746,669.00	1.07
South Dakota	1	64,800.00	0.01

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

STATES (cont.):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Tennessee	49	8,508,316.34	1.17
Texas	37	6,325,193.00	0.87
Utah	33	5,473,600.00	0.76
Virginia	139	29,802,697.13	4.11
Washington	124	25,470,374.88	3.52
West Virginia	2	465,013.54	0.06
Wisconsin	9	1,348,698.00	0.19
Wyoming	1	64,000.00	0.01
Total	3,514	724,429,971.14	100.00